UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On April 23, 2026, Forafric Global PLC issued a press release announcing a strategic expansion plan and certain related matters. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

99.1	Press Release, dated April 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: April 29, 2026	By:	/s/ Julien Benitah
	Name:	Julien Benitah
	Title:	Chief Financial Officer